August 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:    Mark P. Shuman, Branch Chief, Legal,

Re:      Gottaplay Interactive, Inc.--Post Effective Amendment #1 to Form SB-2


         (File No. 333-142685

Dear Mr. Shuman

At the request of Gottaplay Interactive, Inc.. (the "Company"), we are responding to the comments raised by Mark P. Shuman of the Staff of the Securities and Exchange Commission (the "Commission")

In your Comment Letter dated August 3, 2007, Comment Number 1 stated:

Comment 1--Legal Proceedings

         1. We note your disclosure indicating that you have cancelled 2 million shares of common stock issued to Capital Group Communications, Inc. for, among other things, non-performance pursuant to a July 25, 2006 agreement. Please tell us how you intend to treat this cancellation of shares in the financial statements for the quarter ended June 30, 2007. Specifically address the potential impact on loss per share and address any other material impact this action may have on the financial statements. Disclose the value of the cancelled shares and discuss the legal basis for your belief that you may unilaterally cancel the issued shares in this manner. We may have further comments.

Response

         We have treated the cancellation of the shares on our financial statements filed on Form 10QSB for the quarter ended June 30, 2007 as follows:

1. We reduced the issued and outstanding shares of common stock by the 2,000,000 cancelled shares.

2. We charged the unamortized prepaid balance (contra equity account) of $1,250,000 in April 2007 to: (a.) $2,000 to common stock, and (b.)
         $1,248,000 to paid in capital.

3. The total value of the cancelled shares was originally $3,000,000 (based on the OTC-BB closing price on 7/25/06) of which $1,750,000 was expensed in prior periods and remains as reported.

4. Accordingly, the cancellation of these shares have only an immaterial impact on the loss per share for the quarter ended June 30, 2007 and for the year to date loss per share, as reported on the Form 10QSB for June 30, 2007.

5. On the Company's 10QSB for June 30, 2007, Note 15 to the financial statements will be amended to read as follows:

Note 15--Common Stock and Lawsuit


On April 20, 2007, the Company cancelled 2,000,000 shares of common stock originally issued to a consulting firm, pursuant to an agreement dated July 25, 2006. Based on the closing price of the shares on such date, as reported on the OTC-Bulletin Board, the value of these shares was $3,000,000 and was reported as prepaid services in the accompanying Consolidated Condensed Statement of Stockholders' Deficit. The reasons for cancellation were non performance, breach of contract, breach of representations and warranties, and other reasons. Subsequent to the cancellation of the shares of common stock, the consulting firm filed a lawsuit against the Company seeking to void the cancellation of the shares, and recover $125,000 for an unrelated claim and out of pocket expenses. The Company believes it has meritorious defenses to the claim and will vigorously and continuously defend its position. The company has also filed counter-claims for declaratory relief, breach of contract, fraud, rescission, and other causes of action. Accordingly, the Company has not accrued a liability regarding any potential outcome to this claim in its accompanying consolidated condensed financial statements as of and for the fiscal period ended June 30, 2007.

With regard to the legal basis for the unilateral cancellation of the shares, the company believes that the shares were never "fully paid" for by Capital Communications Group, Inc. and the Company did not receive consideration for the shares. In addition, the Company believes that a services to be provided by Capital Communications Group, Inc. as stated in the Consulting Agreement with the company are services that can only be provided by a registered broker and/or broker/dealer under Federal and California securities laws. Capital Communications Group. Inc. is not a registered broker or a broker/dealer. Accordingly, the Company believe that the Consulting Agreement is void pursuant to 15 U.S.C. 78c(a)(4)(A)).

Similarly, the Company believes that the Consulting Agreement is void under California law.

Accordingly, the Company believes it has the authority to cancel the shares issued to Capital Communications Group, Inc.


Comment 2

Please update the disclosure to describe in greater detail the material facts underlying the proceedings and relief sought by Capital Group Communications.

Response

The Post-effective Amendment has been amended under the Section "Legal Proceedings" to comply with your comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.






Very truly yours,
de Castro P.C.


By: /s/  Audie J. de Castro
[GRAPHIC OMITTED]
Audie J. de Castro



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